UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported):

November 30, 2015

HF FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

Delaware	0-19972	46-0418532
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

225 South Main Avenue Sioux Falls, SD (Address of principal executive offices)	57104 (Zip Code)

(605) 333-7556

(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01                                  ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

On November 30, 2015, HF Financial Corp., a Delaware corporation (“HF”) and Great Western Bancorp, Inc., a Delaware corporation (“Great Western”) entered into an Agreement and Plan of Merger (the “Merger Agreement”).  Under the Merger Agreement, HF will merge with and into Great Western with Great Western surviving the merger (the “Merger”).

Pursuant to the terms and subject to the conditions of the Merger Agreement, which has been approved by the boards of directors of each of HF and Great Western, the Merger Agreement provides for the payment to HF stockholders, based on their election, of the following consideration (the “Merger Consideration”), either (i) $19.50 in cash or (ii) .65 shares of Great Western common stock, in each case, per share of HF common stock.  The Merger Consideration will be prorated as necessary to ensure that 25% of the total outstanding shares of HF common stock will be exchanged for cash and 75% of such shares will be exchanged for Great Western common stock in the Merger.

At closing of the Merger Agreement, Home Federal Bank, a South Dakota state-chartered bank and a wholly-owned subsidiary of HF (“Home Federal Bank”) and Great Western Bank, a South Dakota state-chartered bank and a wholly-owned subsidiary of Great Western (“Great Western Bank”), will enter into a Bank Agreement and Plan of Merger pursuant to which Home Federal Bank will merge with and into Great Western Bank, with Great Western Bank surviving the bank merger.

The Merger Agreement contains customary representations, warranties and covenants made by each of HF and Great Western.  Completion of the Merger is subject to certain conditions, including, among others, (i) the approval of the Merger Agreement by HF’s stockholders; (ii) the absence of governmental orders prohibiting or seeking to prohibit the Merger; (iii) the receipt of certain governmental and regulatory approvals; (iv) the absence of an event that would have or could reasonably be expected to have a material adverse effect on HF; and (v) the receipt by HF of certain third-party consents.

The Merger Agreement may be terminated in certain circumstances, including, among others, (i) in the event that the Merger has not been effected on or prior to December 31, 2016, as extended in certain circumstances; (ii) in the event that HF’s stockholders do not approve the Merger Agreement;  (iii) in the event HF receives a superior proposal to acquire more than half of its outstanding voting securities; and (iv) in the event that Great Western’s stock price declines by more than 20% from its initial trading values prior to the execution of the Merger Agreement and relative to the performance of the SNL Mid Cap U.S. Bank Index.

In the event of a termination of the Merger Agreement, depending on the circumstances, HF may be required to pay a termination fee of $5,000,000 plus certain of Great Western’s expenses up to a maximum of $1,000,000.

The Merger is expected to close during the second quarter of calendar 2016.

Aside from the transactions contemplated by the Merger Agreement, there is no material relationship between HF and Great Western.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Concurrently with the execution of the Merger Agreement, each of HF’s directors and named executive officers entered into a stockholder voting agreement with Great Western pursuant to which such individuals have agreed to vote the shares of HF’s common stock, owned of record and beneficially by such individual (the “Subject Shares”), for approval of the Merger Agreement and the transactions contemplated thereby and not to sell or otherwise dispose of the Subject Shares during the term of the agreement.  The foregoing summary of the stockholder voting agreements does not purport to be complete and is subject to and qualified in its entirety by the Form of Stockholder Voting Agreement, which is filed as Exhibit 99.1.

Additional Information and Where to Find It

Investors are urged to read the Merger Agreement for a more complete understanding of the terms of the transactions discussed herein.

This Current Report on Form 8-K does not constitute a solicitation of any vote or approval. In connection with the Merger, HF will be filing with the Securities and Exchange Commission (“SEC”) a proxy statement related to a special meeting of its stockholders and other relevant documents related to the approval by HF’s common stockholders of the Merger Agreement and related transactions (“Stockholder Approval”). In addition, Great Western will file with the SEC a registration statement on Form S-4 that will include the proxy statement and a prospectus of Great Western as well as other documents concerning the proposed transaction.  We urge investors to read the related proxy statement, the Form S-4 filed by Great Western, and any other relevant documents to be filed with the SEC because they will contain important information.

The registration statement, including the proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Great Western and HF with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov.  Documents filed by Great Western with the SEC, including the registration statement, may also be obtained free of charge from Great Western’s website (www.greatwesternbank.com) under the “Investor Relations” heading and the “SEC Filings” sub-heading, or by directing a request to Great Western’s Investor Relations contact, David Hinderaker at David.Hinderaker@greatwesternbank.com.  Documents filed by HF with the SEC may also be obtained free of charge from HF’s website www.homefederal.com under the “Investor Relations” heading and the “SEC Filings” sub-heading, or by directing a request to HF’s Investor Relations contact, Pamela F. Russo at prusso@homeferal.com.

The directors, executive officers and certain other members of management and employees of HF and Great Western may be deemed to be “participants” in the solicitation of proxies for Stockholder Approval. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Stockholder Approval will be set forth in the proxy statement and the other relevant documents to be filed with the SEC. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT RELATED TO HF’S SPECIAL MEETING OF STOCKHOLDERS TO APPROVE THE MERGER AGREEMENT AND THE FORM S-4 TO BE FILED BY GREAT WESTERN WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY HF OR GREAT WESTERN WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You can find current information about HF’s executive officers and directors in the proxy statement related to its 2015 annual meeting of stockholders, which was filed with the SEC on Schedule 14A on October 16, 2015.  You can find current information about Great Western’s executive officers and directors in the proxy statement related to its 2015 annual meeting of stockholders, which was filed with the SEC on Schedule 14A on January 5, 2015.

Caution about Forward-Looking and other Statements

This Current Report on Form 8-K and the attached exhibits may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include projections, predictions, expectations, or beliefs about future events, such as statements about the anticipated closing date of the transactions discussed herein. Although we believe that forward-looking statements are based upon reasonable assumptions, there can be no assurance that actual results, performance or achievements of HF will not differ materially from any results expressed or implied by such forward-looking statements or that HF will be able to close on the transactions by the anticipated closing date. Such forward-looking statements are subject to risks and uncertainties, that could cause actual events or results to differ materially from those described in the forward-looking statements and include, but are not limited to, the risk that regulatory approvals or non-objections and Stockholder Approval will not be obtained and those risks described in the cautionary language included under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in HF’s Annual Report on Form 10-K for the fiscal year ended June 30, 2015.

The Merger Agreement has been included to provide investors with information regarding its terms. Except for its status as the contractual document that establishes and governs the legal relations among the parties thereto with respect to the transactions described above, the Merger Agreement is not intended to be a source of factual, business or operational information about the parties.

The representations, warranties and covenants made by the parties in the Merger Agreement are qualified and limited, including by information in the schedules referenced in the Merger Agreement that HF delivered in connection with the execution of the Merger Agreement. Representations and warranties may be used as a tool to allocate risks between the respective parties to the Merger Agreement, including where the parties do not have complete knowledge of all facts, instead of establishing such matters as facts. Furthermore, the representations and warranties may be subject to standards of materiality applicable to the contracting parties, which may differ from those applicable to investors. These representations and warranties may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this filing. Accordingly, they should not be relied upon as statements of factual information. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of HF or its affiliates.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful under the securities laws of any such jurisdiction.

ITEM 8.01                                  OTHER EVENTS.

On November 30, 2015, HF and Great Western issued a joint press release announcing the execution of the Merger Agreement, which is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

On November 30, 2015, HF will jointly present with Great Western on a conference call with the media.  A copy of the script that will be used for the call is filed as Exhibit 99.3 hereto and is incorporated herein by reference.

HF and Great Western have jointly prepared a document designed to answer customer and employee questions entitled “Answers to Questions you May Have,” and a document entitled “Media Talking Points.”  Copies of each document are filed as Exhibit 99.4 and Exhibit 99.5 respectively and are incorporated herein by reference.

ITEM 9.01                                  FINANCIAL STATEMENTS AND EXHIBITS.

(d)                                 Exhibits:

2.1                               Agreement and Plan of Merger Between Great Western Bancorp, Inc. and HF Financial Corp. dated as of November 30, 2015.

99.1                        Form of Stockholder Voting Agreement.

99.2                        Joint Press Release of HF Financial Corp. and Great Western Bancorp, Inc. dated November 30, 2015 announcing the Merger.

99.3                        Script to be used in connection with media conference call to be held on November 30, 2015.

99.4                        “Answers to Questions you may Have,” dated November 30, 2015.

99.5                        “Media Talking Points,” dated November 30, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HF Financial Corp.
(Registrant)

Date: November 30, 2015	By:	/s/ Stephen M. Bianchi
Stephen M. Bianchi, President and
Chief Executive Officer
(Duly Authorized Officer)

Date: November 30, 2015	By:	/s/ Brent R. Olthoff
Brent R. Olthoff, Senior Vice President,
Chief Financial Officer and Treasurer
(Principal Financial Officer)